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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31, (Dollars in millions)
	2005	2006	2007	2008	2009
Earnings
Income from continuing operations before income taxes and cumulative effect of accounting changes	$533	$2,195	$2,250	$2,057	$2,049
Fixed charges	273	289	284	351	386
Capitalized interest	(31)	(55)	(51)	(18)	(18)

Total earnings	$775	$2,429	$2,483	$2,390	$2,417
Fixed Charges
Interest expense	$258	$273	$267	$333	$366
Estimated interest portion of rental payments(a)	15	16	17	18	20

Total fixed charges	$273	$289	$284	$351	$386
Ratio of earnings to fixed charges	2.84	8.40	8.74	6.81	6.26

(a)
Interest expense was estimated by using one-third of total rental payments.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES